September 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jessica Livingston

Re:	OppFi Inc.

Registration Statement on Form S-1

File No. 333-258698

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OppFi Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-258698), filed with the U.S. Securities and Exchange Commission on August 11, 2021, to 4:00 p.m., Eastern time, on September 20, 2021, or as soon as possible thereafter.

Please direct any questions regarding this filing to Joshua M. Samek, Esq. of DLA Piper LLP (US), legal counsel to the Company, at (305) 702-8880.

Very truly yours,

OppFi Inc.

By:	/s/ Shiven Shah

Name:	Shiven Shah

Title:	Chief Financial Officer